SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C

RECD S.E.C.
MAR 1 1 2002
1086

March 8, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02015810

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated March 7, 2002 announcing traffic results for February 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

3/13

AIR FRANCE

Information

Traffic

Roissy, 7 March 2002

FEBRUARY 2002: TRAFFIC HIGHER THAN LAST YEAR

- ✓ **2% increase in traffic**
- ✓ **1.3% reduction in capacity**
- ✓ **Load factor up 2.4 points to 76,7%**
- ✓ **Stable yield (per RPK) excluding currency effect**
- ✓ **Increase in unit revenue (per ASK) excluding currency effect for first time since July 2001**

Passenger operations

February featured a very satisfactory commercial performance and confirmed the rebound in traffic to last year's level.

Although the long-haul network continued to largely contribute to this performance, February saw a significant improvement in traffic on the European and French domestic networks.

Overall, February activity came out as follows:

- Capacity: down 1.3% by ASK (available seat-km)
- Traffic: up 2.0% by RPK (revenue passenger-km)
- Load factor: 76.7% (up 2.4 points)

Furthermore, the good commercial performance did not detract from profitability, as there was an improvement in yield per revenue passenger-km compared with the year-earlier period.

Over the first 11 months of fiscal 2001-02, traffic showed a 1.5% growth against a 3.9% increase in capacity, thereby maintaining the load factor to the high level of 76.2% (down 1,9 points).

- **Long-haul network**

During February, traffic improved by 3.0% for a stable capacity (down 0.2%). The seat load factor rose 2.5 points to reach the high level of 80.9%.

- On North Atlantic routes, capacity was cut by 22.7% while traffic dropped 14.3% leading to a 7.5-point improvement in load factor to 75.8%.
- On Latin American routes, traffic rose 12.5% for an 11.5% increase in capacity. The seat load factor gained 0.7 points and now stands at a high 81.2%.
- On the Asia network, Air France continued to post a good commercial performance with an 8.0% increase in traffic and stable capacity (up 0.6%). The load factor increased by 5.9 points to 85.4%.
- On the Africa/Middle East network, traffic grew 39% for a 46.9% increase in capacity. The load factor shed 4.3 points to 76.3%.
- On Caribbean/Indian Ocean routes, traffic dipped slightly (down 1.7%) while capacity grew 2.6%. The load factor remained at a high level of 84.1% (down 3.7 points).

- **International medium-haul network**

With a 4.4% growth in traffic and a 0.9% cut in capacity, business on the European network has regained last year's levels. The load factor improved by 3.3 points compared with January 2001 and stood at 64.3%.

- **Domestic medium-haul network**

On the domestic network, February's results showed a significant improvement compared with previous months, with a similar drop in traffic (down 9.4%) to that in capacity (down 8.8%). The load factor remained stable at 64.9% (down 0.4 points).

Cargo operations

Cargo traffic dropped 4.2% in February for a stable capacity (down 0.3%). The load factor declined 2.7 points to 66.3%.
However, a sharp rise in yield per revenue tonne-km boosted revenues to a higher level than in the previous year.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

Website: www.airfrance-finance.com

Outlook

Bookings for March remain promising.

The 2002 Summer Schedule, due to start on 31 March, follows on from the 2001 Winter Schedule, with stable capacity compared with last summer in terms of available seat-km.

- For long-haul routes, capacity will remain globally stable compared to last year (down 0.3%) but largely redistributed. Consequently compared with summer 2001, capacity has been cut by 13.8% on North American routes, by 5.2% on Latin American routes and by 6.9% on Middle Eastern routes, although it will increase by 68.8% on African routes, 5.9% to the Indian Ocean and 2.3% to the French Caribbean. Capacity on Asian routes will remain at almost the same level as in summer 2001 (up 0.5%).

- On international medium-haul routes, capacity has been slightly reduced on departure from Paris (down 1.1%) but will go up 8% on departure from the French regions.

- On the domestic network, capacity has been slightly reduced (down 1.9%) on Paris-French regional routes but has increased on inter-regional routes.

STATISTICS (Air France)

- **Passenger Operations**

February 2002 / February 2001	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Long-haul	6,828	-0.2%	5,527	+3.0%	80.9%	+2.5
International medium-haul	1,407	-0.9%	905	+4.4%	64.3%	+3.3
Domestic medium-haul	958	-8.8%	622	-9.4%	64.9%	-0.4
Total	**9,193**	**-1.3%**	**7,054**	**+2.0%**	**76.7%**	**+2.4**

11 months to February 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	Change
Long-haul	84,159	+5.0%	66,871	+2.6%	79.5%	-1.9
International medium-haul	17,060	+2.0%	11,255	-1.7%	66.0%	-2.5
Domestic medium-haul	12,187	-0.3%	8,284	-2.8%	68.0%	-1.7
Total	**113,406**	**+3.9%**	**86,410**	**+1.5%**	**76.2%**	**-1.9**

- **Cargo Operations**

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	in %	in %	change
February 2002 / February 2001	578	-0.3%	383	-4.2%	66.3%	-2.7
11-11 months to February 2002	7,216	-2.4%	4,632	-5.5%	64.2%	-2.1